(415) 856-7049
robertpurcell@paulhastings.com
October 30, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Tim Buchmiller

Re:	SEC Comments of October 15, 2007
Dear Mr. Buchmiller:
On behalf of Vermillion, Inc. (the “Company”), set forth below are the responses to the comments in the letter dated October 15, 2007 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (file no. 333-145354) (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of up to 43,935,269 shares of common stock (the “Shares”), par value $.001 per share, which includes 18,716,709 shares of common stock underlying warrants.
The Company is submitting this letter prior to filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in order to respond to the Staff’s comments and supplementally provide the Staff with information it has requested. The Company plans to file Amendment No. 1 at a later date.
For ease of reference, the Staff’s comments are repeated below in bold face type before each of the Company’s responses.
General
1.	Given the nature and size of the transactions being registered, together with the nature and size of the transactions registered in your registration statement on Form S-3 (file no. 333-139416) involving an identical selling stockholder, please advise the staff of the company’s basis for determining that the transactions are appropriately characterized as transactions that are eligible to be made on a shelf basis under Securities Act Rule 415(a)(1)(i).

October 30, 2007

The Company respectfully acknowledges the Staff’s comment and submits that the sales by the selling stockholders named in the Registration Statement (the “Selling Stockholders”) are appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and does not constitute an indirect primary offering. Rule 415(a)(1)(i) permits securities to be registered for an offering to be made on a continuous or delayed basis in the future as long as the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Shares are not being registered on behalf of the Company, but rather on behalf of the Selling Stockholders, none of which is a subsidiary of the Company, or of which the Company is a subsidiary. Applying the specific circumstances of the transactions in which the Shares were issued to the factors identified by the Division of Corporation Finance in Section D, Interpretation Number 29 (1) of its 1997 Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) as factors it considers in determining whether a secondary offering is in substance an indirect primary offering by an issuer, the Company believes, given the totality of the circumstances, that the registration of the Shares complies with Rule 415(a)(1)(i).
As disclosed under the caption “Selling Stockholders” in the Registration Statement, the majority of the Selling Stockholders acquired the Shares in a private placement which closed on August 29, 2007 (the “Private Placement”). In the Private Placement, the Company issued 24,513,092 shares of its common stock and warrants to purchase an additional 19,610,470 shares of its common stock. The Registration Statement proposes to register all of the shares of common stock and the shares of common stock underlying the warrants issued in the Private Placement except for 2,380,952 shares of common stock and 1,904,761 shares of common stock underlying warrants issued to Quest Diagnostics, Incorporated (“Quest”). The Registration Statement also proposes to register 3,176,420 shares of common stock, including 90,000 shares of common stock issuable upon the exercise of warrants, all of which are being offered for resale for the accounts of Selling Stockholders who acquired such Shares in various transactions consummated in the fall of 2006. Such Shares are being registered pursuant to the exercise of “piggy back” registration rights by certain of the Selling Stockholders.

(1) The Section D.29 Interpretation states, in relevant part, as follows:
“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

October 30, 2007

The Company believes that this offering is not by or on behalf of the Company for the following reasons:
• The Selling Stockholders acquired their respective Shares in arms’ length transactions and have assumed the risk of loss in connection with their investment;
• The majority of the Selling Stockholders are not broker dealers or in the business of underwriting securities; and the shares offered by Selling Stockholders who are broker dealers are less than 25% of the total Shares;
• Substantially all of the Selling Stockholders are large institutional investors who do not need the proceeds from the resale of the common stock subject to the Registration Statement in order to fund the exercise of the warrants;
• The Shares are held by ten distinct unaffiliated Selling Stockholders (or selling stockholder groups);
• The Company will not receive any additional proceeds from the resale of the Shares by the Selling Stockholders; and
• The Shares were issued at a fixed price and do not include variable provisions or other toxic aspects that could lead to significant additional dilution.
Below is a discussion of each of these points which the Company believes supports its conclusion that the offering should be characterized as a traditional secondary offering, rather than an indirect primary offering. The Company’s information regarding the Selling Stockholders is limited, and consists primarily of the information supplied by each Selling Stockholder to the Company in a questionnaire (“Questionnaire”) that such Selling Stockholder was required to complete in order to be named in the Registration Statement. The Questionnaire was customary for resale shelf transactions and included, among other things, the amount of the Company’s securities beneficially owned by the Selling Stockholder, whether the Selling Stockholder or any of its affiliates is a broker dealer, and relationships between the Selling Stockholder and the Company, etc. The form of Questionnaire is attached to the securities purchase agreement relating to the Private Placement which was filed as Exhibit 10.57 to the Registration Statement.
The Selling Stockholders have undertaken significant economic risk in the initial purchase transactions and are not merely acting as a conduit for the Company. The majority of the Selling Stockholders purchased their respective Shares in the Private Placement on August 27, 2007, approximately two months ago. One of the Selling Stockholders, Bio-Rad

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Laboratories, Inc. (“Bio-Rad”), acquired its Shares on November 13, 2006 in connection with its purchase of the Company’s protein research tools and collaborative services business (the “Instrument Business”) and related establishment of an on-going strategic partnership. Unlike an underwritten public offering in which securities are not sold to the underwriters until a registration statement covering the sale of the securities has been declared effective, the Selling Stockholders have been subject to economic risk on their investment for an extended period of time. All of the Shares, other than the Shares underlying warrants, have been fully paid for by the Selling Stockholders. As discussed below, the prices paid for the Shares and warrants exercisable for Shares were at or above the market price of the Company’s common stock on the respective dates that the Company priced such securities, and do not reflect a discount or commission typical of an underwritten offering.
The purchase price for each Share issued in the Private Placement was $0.74 per share, the closing sale price of the Company’s common stock on the Nasdaq Capital Market on August 23, 2007.(2) The warrants issued in the Private Placement have an exercise price of $0.925 per share (a premium of 25% over the market price of the underlying common stock on August 23, 2007) and contain a cashless exercise feature that may only be used when the resale of the shares issued upon exercise of the warrants is not covered by an effective registration statement. Consequently, following the effectiveness of a registration statement covering the shares of common stock underlying the warrants issued in the Private Placement (and assuming such registration statement continues to be effective), the Company will receive additional proceeds in the form of the exercise price, when and if a Selling Stockholder makes a second, independent investment decision to exercise any of such warrants. In addition, the Selling Stockholders were required to purchase the warrants issued in the Private Placement for $0.125 per warrant share, effectively increasing the exercise price thereof and the related premium over the market price of the underlying common stock. The Shares issued to Bio-Rad in November 2006 were also sold at the then-current market price. The purchase price of $0.972 per share was based on the average closing price for the five trading days preceding August 14, 2006, the date of the related stock purchase agreement. As discussed in more detail in the Company’s response to the Staff’s comment 4, the warrants issued to Oppenheimer & Co. Inc. (“Oppenheimer”) as partial payment for its services as the placement agent in connection with the Private Placement and as the financial advisor in connection with the Company’s issuance of 7.0% Convertible Senior Notes due September 1, 2011 (the “7.0% Notes”), also have exercise prices that are at or above the market price of the underlying

(2)	The Board of Directors of the Company approved the Private Placement on August 23, 2007 and authorized the pricing committee of the Board of Directors of the Company (the “Pricing Committee”) to approve the final terms of the securities purchase agreement and the warrants, including the price per share of common stock, price per warrant share, and the exercise price of the warrants to be sold in the private placement. On the morning of August 24, 2007, the Pricing Committee, in consultation with the placement agent, approved the final terms of the transaction.

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common stock on the date of determination. The warrants issued to Oppenheimer were part of fees paid for services provided to the Company by Oppenheimer.
The terms and conditions of all of the transactions in which Selling Stockholders obtained the Shares were fully negotiated at arms’ length by Oppenheimer, in its capacity as placement agent, the Selling Stockholders and/or their respective counsel. Among other things, each of the Selling Stockholders who acquired Shares in the Private Placement has represented to us in writing that such Selling Stockholder (i) acquired the Shares for its own account and not with a current view toward resale or distribution within the meaning of the Securities Act and (ii) at the time it acquired the Shares, it had not offered or sold the Shares acquired nor did such Selling Stockholder have any present intention of selling, distributing or otherwise disposing of such Shares either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance in violation of the Securities Act.(3) Bio-Rad made similar representations in the stock purchase agreement pursuant to which it acquired its Shares. Oppenheimer orally made similar representations.
The Company supplementally advises the Staff that OppenheimerFunds, Inc. is the investment adviser to Baring Global Opportunities Fund, OFI Institutional Global Opportunities Fund, Oppenheimer Global Opportunities Fund, Russell Alpha Global Opportunities Fund and Russell Global Opportunities Fund (collectively, the “Oppenheimer Funds”). Each of the Oppenheimer Funds is an affiliate of OppenheimerFunds Distributor, Inc. which is a limited purpose registered broker dealer. In addition, Oppenheimer is a registered broker dealer and Mr. Frank Kee Colen is a managing director of Oppenheimer. It is the Company’s understanding that the Oppenheimer Funds and Oppenheimer are not affiliated with each other. Other than the Oppenheimer Funds, Oppenheimer and Mr. Colen, none of the Selling Stockholders are broker dealers or affiliates of broker dealers. The number of Shares offered on behalf of Selling Stockholders that are either broker dealers or affiliates of broker dealers is 9,798,427 or approximately 22.3% of the total number of Shares.
The Company respectfully advises the Staff that, to the Company’s knowledge, the remaining nine Selling Stockholders are not broker dealers and are not affiliated with each other or the Company other than (i) Fort Mason Master, L.P. and Fort Mason Partners, L.P., which are affiliates of each other, (ii) Falcon Technology Partners L.P. (“Falcon”), the general partner of which is Executive Chairman of the Company’s Board of Directors (James L.

(3)	In addition, many of the Shares are not immediately available for sale by the Selling Stockholders due to the contractual limitations on exercise of the warrants exercisable for such Shares. These limitations generally provide that the warrants may not be exercised if the holder would beneficially own more than 4.99% of the Company’s outstanding common stock following such exercise. All of the warrants issued in the Private Placement, other than the warrant for 921,000 Shares issued to Oppenheimer, contain such limitation.

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Rathmann) and (iii) Phronesis Partners, L.P. (“Phronesis”), which currently beneficially owns more than 10% of the outstanding securities of the Company, and may therefore be deemed to be an affiliate of the Company. Phronesis, however, was not an affiliate when it acquired its Shares in the Private Placement. As discussed above, the Company’s largest single stockholder, Quest, which may be deemed to be an affiliate by virtue of its beneficial ownership of more than 10% of the outstanding securities of the Company, also participated in the Private Placement, but has elected not to include the shares or warrants exercisable for shares which it purchased in the Registration Statement. Consequently, the only Shares being offered by Selling Stockholders who were affiliates of the Company at the time such Shares were originally acquired are those purchased by Falcon in the Private Placement, which Shares represent approximately 7.3% of the total number of Shares.
Although certain of the Selling Stockholders are or may be deemed to be affiliates of the Company, the Staff has stated that the inclusion of an affiliate as a selling stockholder does not prevent a registered resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). Item D.38 of the Telephone Interpretations states, “Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Furthermore, Item D.44 of the Telephone Interpretations provides that a secondary offering by a 73% owner of an issuer that is not deemed to be by or on behalf of the issuer is not restricted by Rule 415(a)(4) and may be made on an “at-the-market” basis. Similarly, Item H.20 of the Telephone Interpretations provides: “[T]he Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” As a result, even though certain of the Selling Stockholders are or may be deemed to be affiliates of the Company, such affiliate status does not prevent the proposed offering from being considered a valid secondary if the offering is not by or on behalf of the issuer.
Thirteen of the Selling Stockholders are institutional investors, while Bio-Rad is a strategic investor and not in the business of buying and selling securities. The two remaining Selling Stockholders are individual accredited investors. No single Selling Stockholder accounts for more than 22.5% of the total number of Shares. None of the six Selling Stockholders who held shares of common stock or other securities of the Company prior to the Private Placement acquired such securities in the same transaction as any other of such Selling Stockholders; and other than as discussed below, the Company has not previously registered for resale any securities owned by the Selling Stockholders. The Company believes that the diverse ownership of the Shares amongst disparate groups of investors is indicative of the fact that the Selling Stockholders are not acting as underwriters or otherwise on behalf of the Company; and that the filing of the

October 30, 2007

Registration Statement is not for the purpose of conducting an indirect primary offering, but rather pursuant to registration rights provisions which are the result of arms’ length negotiations between the Company and the Selling Stockholders.
As noted by the Staff, Highbridge International LLC (“Highbridge”) is also a holder of 7.0% Notes which were registered in a registration statement on Form S-3 (file no. 333-139416) which was declared effective on January 19, 2007. As set forth in the Registration Statement, on November 15, 2006, the Company sold an aggregate of $16.5 million in principal amount of the 7.0% Notes pursuant to separate exchange and redemption agreements (the “Exchange Agreements”) between the Company and certain accredited investors (the “7.0% Noteholders”), including Highbridge. Each 7.0% Noteholder was a prior holder of the Company’s outstanding 4.5% Convertible Senior Notes due September 1, 2008 (the “4.5% Notes”) which were originally issued on August 22, 2003. Pursuant to the Exchange Agreements, the 7.0% Noteholders agreed to exchange and redeem $27.5 million aggregate principal amount of the 4.5% Notes for $16.5 million aggregate principal amount of the 7.0% Notes and $11.0 million in cash, plus accrued and unpaid interest on the 4.5% Notes through and including the day prior to the closing of the transaction. Immediately following the transaction, $2.5 million aggregate principal amount of the 4.5% Notes remained outstanding. The Company also entered into customary registration rights agreements with the 7.0% Noteholders pursuant to which the Company agreed to register the shares of common stock underlying the 7.0% Notes, which obligation the Company satisfied by filing the Form S-3 and having it declared effective on January 19, 2007. To the Company’s knowledge, based on Highbridge’s Questionnaire dated August 27, 2007 and its Schedule 13G filed with the Commission on September 5, 2007, Highbridge continues to hold all of the 7.0% Notes it acquired pursuant to its Exchange Agreement. The Exchange Agreements also contained a right of first refusal pursuant to which the Company was required to offer the 7.0% Noteholders the opportunity to purchase securities in the Private Placement, subject to certain conditions. Highbridge purchased an additional 5,476,190 shares of common stock and 4,380,952 warrants exercisable for shares of common stock in the Private Placement. The Company respectfully submits that the issuance and registration of the 7.0% Notes pursuant to the Exchange Agreements was part of a distinct restructuring transaction with the Company’s existing noteholders designed to improve the Company’s capital structure and should not be integrated with the Private Placement under the principles set forth in the Black Box Incorporated Commission No-Action Letter (June 26, 1990).
Other than (i) the placement agent fees paid to Oppenheimer, (ii) the payment of other transaction expenses as set forth in Part II of the Registration Statement and (iii) certain liquidated damages payable upon a registration default under the securities purchase agreement relating to the Private Placement, the Company, to its knowledge, has not made and will not make any payments to the Selling Stockholders or their affiliates with respect to the offering and sale of the Shares. The Company received net proceeds of approximately $18.8 million, after deduction of transaction expenses of approximately $1.8 million, for the sale of the shares of common stock and warrants exercisable for shares of common

October 30, 2007

stock in the Private Placement. The Company received $3.0 million for the sale of shares of common stock to Bio-Rad in November 2006. As discussed in the Company’s response to comment 4, the warrants issued to Oppenheimer were part of the fees for services provided to the Company in connection with the Private Placement and the issuance of the 7.0% Notes. The Company will not receive any additional proceeds in connection with the resale of the Shares by the Selling Stockholders but will receive additional proceeds to the extent that the Selling Stockholders who hold warrants elect to exercise their warrants.
The primary purpose of the Private Placement was to obtain working capital necessary to fund the Company’s ongoing operations. Due to its relatively small size, the Company believes that it has a limited number of financing options available to it and that, at the time of the Private Placement, such transaction was the most attractive financing option available. As discussed in the Registration Statement, the Company has incurred operating losses in each year since its inception, has not generated significant revenue from the sale of its products and services since the sale of its Instrument Business to Bio-Rad in November 2006, and expects to have limited revenues until its diagnostic tests are developed and successfully commercialized. The Company’s goal was to raise approximately $25 million in connection with the Private Placement. Based on the closing sale price of the Company’s common stock on the Nasdaq Capital Market on March 28, 2007, the date the Company entered into the placement agent agreement with Oppenheimer relating to the Private Placement, the total number of shares and warrants issued in the Private Placement would have been substantially less. The increase in the number of shares and warrants that were eventually issued in the Private Placement was directly correlated to the decline in the Company’s stock price over the interim period. While the Company acknowledges that Shares issued and sold in the Private Placement represent approximately 145% (135% excluding the Shares offered pursuant to the exercise of “piggyback registration rights”) of the Company’s public float(4) immediately prior to the Private Placement, the Company respectfully maintains that the Private Placement was not an abusive transaction structure. The market has reacted positively to the Private Placement, as evidenced by the rise in the stock price following the Private Placement. The average of the closing price in the 10 trading days preceding the announcement of the Private Placement was $0.78 while the average closing price for the 10 trading days following the announcement of the Private Placement was $0.94. Furthermore, the closing price of the Company’s common stock has consistently been at or above $1.00 since early September 2007. The Private Placement provided the Company with financial resources that have enhanced the Company’s liquidity position and ability to fund its ongoing operations, which the Company believes has benefited all of its stockholders.

(4)	The Company respectfully advises the Staff that in accordance with the rules for calculating public float, it excluded from the calculation shares held by persons who may be deemed, or who may have been deemed at the time to which the calculation refers, affiliates of the Company however, this does not constitute an admission by the Company that such persons are or were, in fact, affiliates of the Company.

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Based on the foregoing, the Company respectfully submits that, given the totality of the circumstances, the Selling Stockholders are not acting as mere conduits for the Company and that the offering is a valid secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number into the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (split adjusted, if necessary); and

October 30, 2007

•	the current market price per share of the class of securities subject to the transaction (split adjusted, if necessary).
The Company acknowledges the Staff’s comment and is supplementally providing to the Staff the requested information with respect to security transactions between the Company and Selling Stockholders or affiliates thereof since the Company’s initial public offering in September 2000 (the “IPO”), which is attached hereto as Annex 1. The Company respectfully advises the Staff that per bullet 5 above, it excluded from the calculation, among other things, shares held by persons who may be deemed, or who may have been deemed at the time to which the calculation refers, affiliates of the Company however, this does not constitute an admission by the Company that such persons are or were, in fact, affiliates of the Company. For information regarding options granted to James L. Rathmann, who is an affiliate of both the Company and a Selling Stockholder (Falcon), please refer to the disclosure under the caption “Director Compensation” in the Registration Statement. The Company is also supplementally providing to the Staff additional information regarding options granted to Mr. Rathmann, which is attached hereto as Annex 2. The Company believes that the referenced disclosure and Annex 2 provide the Staff with the pertinent information relating to the registration of the Shares.
3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing
•	the number of shares outstanding prior to the issuance of the shares of common stock in the August 2007 transaction that were held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

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•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.
In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
The Company acknowledges the Staff’s comment and is supplementally providing to the Staff the requested information attached hereto as Annex 3. The Company respectfully advises the Staff that Annex 3 contains information about shares held by persons who may be deemed, or who may have been deemed, affiliates of the Company however, this does not constitute an admission by the Company that such persons are or were, in fact, affiliates of the Company.
4.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons); and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the shares of common stock registered for resale in the registration statement or overlying such shares of common stock.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.
The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company is a party to three agreements with Oppenheimer, one of the Selling Stockholders. The first is a letter agreement, dated as of August 3, 2006, by and between the Company and Oppenheimer (the “Financial Advisory Services Agreement”), pursuant to which Oppenheimer provided financial advisory services to the Company in

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connection with the Company’s recapitalization transaction (the “Recapitalization”) involving the issuance of the 7.0% Notes in November 2006. Pursuant to the Financial Advisory Services Agreement, Oppenheimer received two warrants, each to purchase 100,000 shares of the Company’s common stock at an exercise price of $1.26 per share, as partial payment for its advisory services. One of such warrants was issued in August 2006 and one was issued in November 2006. In June 2007, Oppenheimer transferred 110,000 of such warrants to certain of its employees, all of whom represented to the Company, among other things, that they were accredited investors at the time of the transfer and did not acquire such securities with a view to distribution. In addition to receiving warrants exercisable for shares of the Company’s common stock, Oppenheimer also received $340,000 as compensation for its advisory services in connection with the Recapitalization. The second agreement is an engagement letter, dated as of August 3, 2006, by and between the Company and Oppenheimer (the “Engagement Letter”), pursuant to which Oppenheimer issued an opinion as to the fairness to the Company’s stockholders of the Company’s sale of its Instrument Business to Bio-Rad in November 2006. As compensation for such services, the Company paid Oppenheimer fees of $250,000. The third agreement is a Placement Agent Agreement, dated as of March 28, 2007, between the Company and Oppenheimer (the “Placement Agent Agreement”) relating to the Private Placement. Pursuant to the Placement Agent Agreement and as disclosed in the Registration Statement, Oppenheimer received $1.2 million in cash and warrants to purchase 921,000 shares of the Company’s common stock at an exercise price of $0.925 per share. The Company will include in Amendment No. 1 under the caption “Selling Stockholders” disclosure regarding the Financial Advisory Services Agreement and the Engagement Letter and will supplement the existing disclosure regarding the related warrants.
In addition, the Company entered into certain agreements with Falcon relating to its preferred stock investment in the company prior to the IPO and, as disclosed in the Registration Statement, has entered into an indemnification agreement with James L. Rathmann, an affiliate of Falcon, in his capacity as Executive Chairman of the Company’s Board of Directors.
Other than as described above, the Company supplementally advises the Staff that, to the Company’s knowledge, the disclosure under the captions “Selling Stockholders” and “Certain Relationships and Related Party Transactions” accurately and completely describes the relationships and arrangements that have existed in the past three years between the Company (or any of its predecessors) and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship in connection with the sale of the Shares (or any predecessors of those persons).
The Company will file as exhibits to Amendment No. 1 copies of (i) the Financial Advisory Services Agreement, (ii) the Engagement Letter, (iii) the Placement Agent Agreement and (iv) the warrants issued to Oppenheimer in August 2006 and November 2006. The Company respectfully advises the Staff that it does not believe that the

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agreements with Falcon relating to Falcon’s preferred stock investment in the Company prior to the IPO or the indemnification agreement with James L. Rathmann relate to the registration of the Shares or provide any relevant information relating thereto. The Company supplementally advises the Staff that, to the Company’s knowledge, other than as disclosed above, copies of all other agreements between the Company (or any of its predecessors) and the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship in connection with the sale of the Shares (or any predecessors of those persons) have been filed as exhibits to the Registration Statement.
5.	Please note that all outstanding comments, including those in our comment letter dated September 24, 2007, should be resolved before you request acceleration of the registration statement.
The Company respectfully acknowledges the Staff’s comment.
Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Financial Statements, page 42
Note 11. Long-Term Debt and Capital Leases, page 62
6.	Please refer to prior comment 2(5). With respect to the conversion feature, please tell us and disclose the significant terms under which the conversion rate may be adjusted including the “make-whole” premium. Explain how the conversion rate may be adjusted based upon the timing of the change in control and how it is “determined by a formula that references the Company’s share price over time.” Describe how the feature contains an explicit limit on the number of shares to be delivered as noted in your response.
The Company acknowledges the Staff’s comment and supplementally advises the Staff that, as indicated below, it will make the relevant disclosures going forward.
The conversion feature in the Company’s offering has a variable conversion rate depending on whether it is exercised in the normal course (in which case the rate is fixed at 500 shares per $1,000 of principal conversion rate or on the occurrence of a change in control, in which case the rate is adjusted for a make-whole premium. The conversion rate is also adjusted to reflect dividends or distributions of various kinds and stock splits. The Board of Directors may make reductions in the conversion price where it is deemed

(5)	Prior comment 2 read as follows: “We note that you issued 7.0% convertible senior notes due 2011 on November 15, 2006. Please tell us about your assessment of the embedded features within the convertible debt under SFAS 133. Please be sufficiently detailed in your response.”

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advisable to do so either to obtain beneficial tax treatment for holders of the stock or when it is otherwise in the company’s best interest.
The make-whole premium shall be equal to the principal amount of Notes to be converted divided by $1,000 and multiplied by the applicable number of shares of Common Stock determined by reference to a table contained in the Indenture, filed as Exhibit 4.1 to the Company’s 8-K dated November 21, 2006, and is based on the Effective Date and the Stock Price in such transaction on such Effective Date. The make-whole premium associated with the Notes sets a maximum additional number of shares that may be issued on conversion. The agreement includes an explicit statement as to the maximum number of shares, 909.091 shares per $1,000 note, which may be issued upon conversion, subject to proportional adjustment in the same manner as the conversion rate may be adjusted pursuant to the indenture. The conversion of all the Notes at this maximum make-whole amount would add an additional 15,000,001 shares to what the Company already had outstanding at the date of issuance (39,220,437 shares); however, the Company still had sufficient authorized and unissued shares (80,000,000 shares authorized) available after deducting shares necessary to satisfy all other equity instruments.
For a more detailed description of these terms, please refer to the Indenture.
Going forward, the Company will disclose the following (capitalized terms used but not defined below have the meaning ascribed to them in the notes to the Company’s financial statements):
          “The New Notes are convertible at the option of each Holder, at any time on or prior to the close of business on the business day immediately preceding September 1, 2011, into shares of the Company’s common stock at a conversion price of $2.00 per share, equivalent to a conversion rate equal to 500 shares of common stock per $1,000 principal of the New Notes, subject to adjustment, for standard anti-dilution provisions including distributions to common stockholders and stock splits as well as occurrence of a change in control, in which case the conversion rate is adjusted for a make-whole premium.
          The Make-Whole premium shall be equal to the principal amount of Notes to be converted divided by $1,000 and multiplied by the applicable number of shares of Common Stock based upon the Company’s share price as of the change of control date. Specifically, as the Notes approach the optional redemption date of September 1, 2009, as discussed below, the make-whole payment decreases. The Company is not required to make a make-whole payment if the Company’s stock price is less than $1.20 or greater than $8.00 as of the date of the change in control. The make-whole premium associated with the Note sets a maximum additional 15,000,001 shares that may be issued on conversion (909.091 shares per $1,000 principal amount of Notes).”

October 30, 2007

7.	Further, please disclose, similar to your response the nature and accounting for the compound embedded derivative for the guaranteed interest payment and the written put option of the debt. Include a discussion of the valuation of the derivative at inception and as of December 31, 2006.
The Company acknowledges the Staff’s comment and supplementally advises the Staff that going forward, it will disclose the following:
          “The Company identified the guaranteed interest payment for any conversion of any note by a holder prior to October 31, 2008 and the written put option permitting the holder to put the debt at 105% of principal plus accrued and unpaid interest upon a change of control as a compound embedded derivative which needs to be separated and measured at its fair value. The factors affecting the fair value of the guaranteed interest payment for any conversion of any note by a holder prior to October 31, 2008, is based upon certain factors including the Company’s stock price, the time value of money and the likelihood holders would convert within the next two years. However, due to the Company’s current stock price at the date of debt issuance and through December 31, 2006 resulting in the conversion feature being substantially out of the money, the likelihood of conversion was deemed to be remote. The factors impacting the fair value of the written put option permitting the holder to put the debt at 105% of principal plus accrued and unpaid interest upon a change of control, is contingent upon a change of control. However, due to significant related party holdings of the Company’s shares and the presence of certain anti-takeover provisions in the bylaws of the Company, a change of control is deemed to be remote. When the fair values of these two features are combined, the fair value of the compound embedded derivative had de minimis fair value on the date of inception and on December 31, 2006.”
8.	Also, please disclose the significant terms of and accounting for registration rights as discussed in your response.
The Company acknowledges the Staff’s comment and supplementally advises the Staff that going forward, it will disclose the following (capitalized terms used but not defined below have the meaning ascribed to them in the notes to the Company’s financial statements):
          “The Company and the investors entered into a registration rights agreement in which the Company agrees to use its ‘reasonable best efforts’ to file a shelf registration statement and keep it effective permitting the Noteholders to sell the Notes or the underlying shares. In the circumstance of a failed registration, the Company agrees to pay interest as partial relief for the damages (‘Liquidated Damages’) until the earlier of (1) the day on which the Registration Default has been cured and (2) the date the Shelf Registration Statement is no longer required to be kept effective, in an amount in cash equal to one and one-half percent (1.5%) of the aggregate outstanding principal amount of Notes until such Registration Default is cured; provided that in no event shall Liquidated Damages exceed 10% of the Holder’s initial investment in the Notes in the aggregate.

October 30, 2007

          The Company evaluated the Liquidated Damages according to guidance under FASB Staff Position (FSP) No. EITF 00-19-2, ‘Accounting for Registration Payment Arrangements’ (‘FSP EITF 00-19-2’), which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, shall be recognized and measured separately in accordance with SFAS No. 5, ‘Accounting for Contingencies’ and FASB Interpretation No. 14, ‘Reasonable Estimation of the Amount of a Loss.’ The FSP further states that an entity should recognize and measure a registration payment arrangement as a separate unit of account from the financial instrument subject to that arrangement. Accordingly, the Company concluded that the transfer of consideration under a registration payment arrangement is not probable at the time of inception or December 31, 2006. Therefore a contingent liability under the registration payment arrangement is not recognized.”
If you have any further questions or concerns please feel free to contact me at (415) 856-7049.
Sincerely,

/s/ Robert Purcell
Robert Purcell
for PAUL, HASTINGS, JANOFSKY & WALKER LLP
cc: Gail S. Page, Chief Executive Officer, Vermillion, Inc.

Annex 1

Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Initial Public Offering of Common Stock	9/28/00																35.70%	$16.00 (1)	$1.01 (2)
Nonselling Stockholders & Nonaffiliates		17,715,438				17,715,438	17,715,438				17,715,438	6,293,500				6,293,500

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway						—					—					—
Rajen K. Dalal						—					—					—
John A. Young		431,355				431,355					—	4,300				4,300

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page						—					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.						—					—					—
Wellington Management Company, LLP						—					—					—

Total nonselling affiliates of the Company		431,355	—	—	—	431,355	—	—	—	—	—	4,300	—	—	—	4,300

Selling Stockholders & affiliates of Selling Stockholders:

James L. Rathmann and Falcon Technology Partners L.P.		2,248,331	—	—	—	2,248,331	—	—	—	—	—	27,200	—	—	—	27,200
Bio-Rad Laboratories Inc.						—					—					—

Fort Mason Master LP						—	—	—	—	—	—	—	—	—	—	—
Fort Mason Partners LP						—	—	—	—	—	—	—	—	—	—	—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC						—	—	—	—	—	—	—	—	—	—	—
Iroquois Master Fund Ltd						—	—	—	—	—	—	—	—	—	—	—

Kane & Co. (Baring Global Opportunities Fund)						—	—	—	—	—	—	—	—	—	—	—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—	—	—	—	—	—	—	—	—	—	—

IFT Co. (Russell Alpha Global Opportunities Fund)						—	—	—	—	—	—	—	—	—	—	—
IFT Co. (Russell Global Opportunities Fund)						—	—	—	—	—	—	—	—	—	—	—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—	—	—	—	—	—	—	—	—	—	—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—	—	—	—	—	—	—	—	—	—	—
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc. & Employees		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Phronesis Partners, L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—	—				—	—				—
David I.J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		2,248,331	—	—	—	2,248,331	—	—	—	—	—	27,200	—	—	—	27,200

		20,395,124	—	—	—	20,395,124	17,715,438	—	—	—	17,715,438	6,325,000	—	—	—	6,325,000

(1) 9/28/00 offering price.

(2) 10/29/07 market closing price.

Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Issuance of $30.0 million principal amount of 4.50% Senior Convertible Notes	8/22/03																13.96%	$10.44 (1)	$1.01 (2)
Nonselling Stockholders & Nonaffiliates		23,380,103				23,380,103	23,380,103				23,380,103	—		1,088,329		1,088,329

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway						—					—					—
Rajen K. Dalal						—					—					—
John A. Young		184,072				184,072					—					—

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page						—					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.						—					—					—
Wellington Management Company, LLP		2,965,019				2,965,019					—					—

Total nonselling affiliates of the Company		3,149,091	—	—	—	3,149,091	—	—	—	—	—	—	—	—	—	—

Selling Stockholders & affiliates of Selling Stockholders:

James L. Rathmann and Falcon Technology Partners L.P.		2,298,497	—	—	—	2,298,497	—	—	—	—	—	—	—	—	—	—

Bio-Rad Laboratories Inc.						—					—					—

Fort Mason Master LP						—					—					—
Fort Mason Partners LP						—					—					—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC						—					—			2,176,658		2,176,658
Iroquois Master Fund Ltd						—					—					—

Kane & Co. (Baring Global Opportunities Fund)						—					—					—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—					—
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—					—
IFT Co. (Russell Global Opportunities Fund)						—					—					—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—					—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—					—					—
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—					—					—

Oppenheimer & Co. Inc. & Employees		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Phronesis Partners, L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—					—					—
David I.J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		2,298,497	—	—	—	2,298,497	—	—	—	—	—	—	—	2,176,658	—	2,176,658

		28,827,691	—	—	—	28,827,691	23,380,103	—	—	—	23,380,103	—	—	3,264,987	—	3,264,987

(1)	8/21/03 market closing price of common stock underlying the notes.

(2)	10/29/07 market closing price of common stock underlying the notes.

Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Private Placement in connection with formation of strategic alliance with Quest Diagnostics, Incorporated	7/22/05																34.29%	$1.94	$1.01(1)
Nonselling Stockholders & Nonaffiliates		23,482,673		1,088,329		24,571,002	23,482,673		1,088,329		24,571,002	—	—	—		—

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway						—					—					—
Rajen K. Dalal						—					—					—
John A. Young		139,440				139,440					—					—

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page		3,820				3,820					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.						—					—	6,225,000	2,200,000			8,425,000
Wellington Management Company, LLP		3,660,125				3,660,125					—					—

Total nonselling affiliates of the Company		3,803,385	—	—	—	3,803,385	—	—	—	—	—	6,225,000	2,200,000	—	—	8,425,000

Selling Stockholders & affiliates of Selling Stockholders:
James L. Rathmann and Falcon Technology Partners L.P.		2,354,830	—	—	—	2,354,830	—	—	—	—	—	—	—	—	—	—

Bio-Rad Laboratories Inc.						—					—					—

Fort Mason Master LP						—					—					—
Fort Mason Partners LP						—					—					—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC				2,176,658		2,176,658					—					—
Iroquois Master Fund Ltd						—					—					—

Kane & Co. (Baring Global Opportunities Fund)						—					—					—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—					—
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—					—
IFT Co. (Russell Global Opportunities Fund)						—					—					—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—					—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—					—					—
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—					—					—

Oppenheimer & Co. Inc. & Employees		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Phronesis Partners, L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—					—					—
David I.J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		2,354,830	—	2,176,658	—	4,531,488	—	—	—	—	—	—	—	—	—	—

		29,640,888	—	3,264,987	—	32,905,875	23,482,673	—	1,088,329	—	24,571,002	6,225,000	2,200,000	—	—	8,425,000

(1)  10/29/07 market closing price

Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Private Placement in connection with sale of Instrument Business - Bio-Rad Laboratories, Inc.	11/13/06																12.28%	$1.18	$1.01	(1)
Nonselling Stockholders & Nonaffiliates		24,049,077	—	1,088,329		25,137,406	24,049,077	—	1,088,329		25,137,406	—	—	—		—

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway		2,000				2,000					—					—
Rajen K. Dalal						—					—					—
John A. Young		139,440				139,440					—					—

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page		28,820				28,820					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.		6,225,000	2,200,000			8,425,000					—					—
Wellington Management Company, LLP		3,279,725				3,279,725					—					—

Total nonselling affiliates of the Company		9,674,985	2,200,000	—	—	11,874,985	—	—	—	—	—	—	—	—	—	—

Selling Stockholders & affiliates of Selling Stockholders:

James L. Rathmann and Falcon Technology Partners L.P.		2,395,330	—	—	—	2,395,330	—	—	—	—	—	—	—	—	—	—

Bio-Rad Laboratories Inc.						—					—	3,086,420				3,086,420

Fort Mason Master LP						—					—					—
Fort Mason Partners LP						—					—					—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC				2,176,658		2,176,658					—					—
Iroquois Master Fund Ltd						—					—					—

Kane & Co. (Baring Global Opportunities Fund)						—					—					—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—					—
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—					—
IFT Co. (Russell Global Opportunities Fund)						—					—					—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—					—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—					—					—
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—					—					—

Oppenheimer & Co. Inc. & Employees		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Phronesis Partners L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—					—					—
David I.J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		2,395,330	—	2,176,658	—	4,571,988	—	—	—	—	—	3,086,420	—	—	—	3,086,420

		36,119,392	2,200,000	3,264,987	—	41,584,379	24,049,077	—	1,088,329	—	25,137,406	3,086,420	—	—	—	3,086,420

(1)  10/29/07 market closing price

Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Redemption of $27.5 million principal amount of 4.50% Senior Convertible Notes(1)	11/15/06																(11.91)%	$1.15(2)	$1.01(3)
Nonselling Stockholders & Nonaffiliates		24,049,077	—	1,088,329	—	25,137,406	24,049,077	—	1,088,329	—	25,137,406	—	—	(979,496)		(979,496)

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway		2,000				2,000					—					—
Rajen K. Dalal						—					—					—
John A. Young		139,440				139,440					—					—

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page		28,820				28,820					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.		6,225,000	2,200,000			8,425,000					—					—
Wellington Management Company, LLP		3,279,725				3,279,725					—					—

Total nonselling affiliates of the Company		9,674,985	2,200,000	—	—	11,874,985	—	—	—	—	—	—	—	—	—	—

Selling Stockholders & affiliates of Selling Stockholders:
James L. Rathmann and Falcon Technology Partners L.P.		2,395,330	—	—	—	2,395,330	—	—	—	—	—	—	—	—	—	—

Bio-Rad Laboratories Inc.		3,086,420				3,086,420					—					—

Fort Mason Master LP						—					—					—
Fort Mason Partners LP						—					—					—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC				2,176,658		2,176,658					—			(2,013,409)		(2,013,409)
Iroquois Master Fund Ltd						—					—					—

Kane & Co. (Baring Global Opportunities Fund)						—					—					—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—					—
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—					—
IFT Co. (Russell Global Opportunities Fund)						—					—					—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—					—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—					—
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—					—					—

Oppenheimer & Co. Inc. & Employees		—	—	—	—	—	—	—	—	—	—	—		—	—

Phronesis Partners, L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—					—					—
David I.J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		5,481,750	—	2,176,658	—	7,658,408	—	—	—	—	—	—		(2,013,409)		(2,013,409)

		39,205,812	2,200,000	3,264,987	—	44,670,799	24,049,077	—	1,088,329	—	25,137,406	—		(2,992,905)		(2,992,905)

(1)	The Company exchanged $27.5 million aggregate principal amount of 4.50% senior convertible notes outstanding for $16.5 million aggregate principal amount of 7.00% senior convertible notes and $11.0 million in cash.

(2)	11/14/06 market closing price of common stock underlying notes

(3)	10/29/07 market closing price of common stock underlying notes.

		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market		Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price		Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before		Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 5)		(Bullet 7)
Issuance of $16.5 million of 7.00% Senior Convertible Notes (1)	11/15/06																34.98%	1.15	(2)	$1.01	(3)
Nonselling Stockholders & Nonaffiliates		24,049,077	—	108,833	—	24,157,910	24,049,077	—	108,833	—	24,157,910	—	—	—	2,700,000	2,700,000

Nonselling affiliates of the Company:
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway		2,000				2,000					—					—
Raien K. Dalai						—					—					—
John A. Young		139,440				139,440					—					—

Officers:
Eric T. Fung M.D. Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page		28,820				28,820					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.		6,225,000	2,200,000			8,425,000					—					—
Wellington Management Company, LLP		3,279,725				3,279,725					—					—

Total nonselling affiliates of the Company		9,674,985	2,200,000	—	—	11,874,985	—	—	—	—	—	—	—	—	—	—

Selling Stockholders & affiliates of Selling Stockholders:
James L. Rathmann and Falcon Technology Partners L.P.		2,395,330	—	—	—	2,395,330	—	—	—	—	—	—	—	—	—	—
Bio-Rad Laboratories Inc.		3,086,420	—	—	—	3,086,420	—	—	—	—	—	—	—	—	—	—
Fort Mason Master LP						—					—					—
Fort Mason Partners LP						—					—					—

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Highbridge International LLC				163,249		163,249					—				5,550,000	5,550,000
Iroquois Master Fund Ltd						—					—					—
Kane & Co. (Baring Global Opportunities Fund)						—					—					—
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—					—
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—					—
IFT Co. (Russell Global Opportunities Fund)						—					—					—
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—					—

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Oppenheimer & Co. Inc.						—					—		200,000			200,000
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)						—					—					—

Oppenheimer & Co. Inc.& Employees						—					—		200,000			200,000

Phronesis Partners, L.P.						—					—					—
Rockmore Investor Master Fund Ltd						—					—					—
Davie I. J. Wang						—					—					—

Total Selling Stockholders & affiliates of Selling Stockholders		5,481,750	—	166,249	—	5,644,999	—	—	—	—	—	—	200,000	—	5,550,000	5,750,000

		39,205,812	2,200,000	272,082	—	41,677,894	24,049,077	—	108,833	—	24,157,910	—	200,000	—	8,250,000	8,450,000

(1)	The Company exchanged $27.5 million aggregate principal amount of 4.50% senior convertible notes outstanding for $16.5 million aggregate principal amount of 7.00% senior convertible notes and $11.0 million in cash.

(2)	11/14/06 market closing price of common stock underlying the notes.

(3)	10/29/07 market closing price of common stock underlying the notes

																	Ratio of
		Outstanding Prior to Transaction (Bullet 2)					Outstanding Prior to Transaction Nonaffiliates & Nonselling (Bullet 3)					Subject to Transaction (Bullet 4)					% Total Issued	Market	Current
	Transaction		Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior			Common	4.50% Senior	7.00% Senior		or Issuable in	Price	Market
	Date	Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Common	Stock	Convertible	Convertible		Transaction	Before	Price
Transaction Description	(Bullet 1)	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	Stock	Warrants	Notes	Notes	Total	(Bullet 5)	(Bullet 6)	(Bullet 7)
Private Placement	8/29/07																185.27%	$0.86	$1.01 (1)
Nonselling Stockholders & Nonaffiliates		21,504,281	—	108,833	2,700,000	24,313,114	21,504,281	—	108,833	2,700,000	24,313,114	—	—	—	—	—

Nonselling affiliates of the Company
Directors:
Judy Bruner						—					—					—
James S. Burns						—					—					—
Michael J. Callaghan						—					—					—
Kenneth J. Conway		2,000				2,000					—					—
Rajen K. Dalal						—					—					—
John A. Young		139,440				139,440					—					—

Officers:
Eric T. Fung, M.D., Ph.D.						—					—					—
Stephen T. Lundy						—					—					—
Gail S. Page		28,820				28,820					—					—
William C. Sullivan						—					—					—
Debra A. Young						—					—					—

Known Investors:
Quest Diagnostics Inc.		6,225,000	2,200,000			8,425,000					—	2,380,952	1,904,761			4,285,713
Wellington Management Company, LLP		3,175,325				3,175,325					—					—

Total nonselling affiliates of The Company		9,570,585	2,200,000	—	—	11,770,585	—	—	—	—	—	2,380,952	1,904,761	—	—	4,285,713

Selling Stockholders & affiliates: of Selling Stockholders

James L. Rathmann and Falcon Technology Partners L.P.		2,606,163	—	—	—	2,606,163	—	—	—	—	—	1,785,714	1,428,571	—	—	3,214,285

Bio-Rad Laboratories Inc.		3,086,420				3,086,420					—					—

Fort Mason Master LP						—					—	2,235,953	1,788,762			4,024,715
Fort Mason Partners LP						—					—	145,000	116,000			261,000

Fort Mason Masters LP/Fort Mason Partners LP		—	—	—	—	—	—	—	—	—	—	2,380,953	1,904,762	—	—	4,285,715

Highbridge International LLC				163,249	5,550,000	5,713,249					—	5,476,190	4,380,952			9,857,142
Iroquois Master Fund Ltd						—					—	1,190,476	952,380			2,142,856

Kane & Co. (Baring Global Opportunities Fund)						—					—	7,900	6,320			14,220
BBH & Co. (OFI Opportunities Global Opportunities Fund)						—					—	31,300	25,040			56,340
IFT Co. (Russell Alpha Global Opportunities Fund)						—					—	25,100	20,080			45,180
IFT Co. (Russell Global Opportunities Fund)						—					—	354,104	283,283			637,387
BBH & Co. (Oppenheimer Global Opportunities Fund)						—					—	4,343,500	3,474,800			7,818,300

OppenheimerFunds, Inc.		—	—	—	—	—	—	—	—	—	—	4,761,904	3,809,523	—	—	8,571,427

Oppenheimer & Co. Inc.			90,000			90,000					—		921,000			921,000
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)			27,000			27,000						120,000	96,000			216,000
Other Oppenheimer & Co. Inc. Employees			83,000			83,000					—					—

Oppenheimer & Co. Inc. & Employees		—	200,000	—	—	200,000	—	—	—	—	—	120,000	1,017,000	—	—	1,137,000

Phronesis Partners, L.P.		1,796,393				1,796,393					—	4,869,285	3,895,428			8,764,713
Rockmore Investor Master Fund Ltd						—					—	1,190,476	952,380			2,142,856
David I.J. Wang		700,000				700,000					—	357,142	285,713			642,855

Total Selling Stockholders & affiliates of Selling Stockholders		8,188,976	200,000	163,249	5,550,000	14,102,225	—	—	—	—	—	22,132,140	18,626,709	—	—	40,758,849

		39,263,842	2,400,000	272,082	8,250,000	50,185,924	21,504,281	—	108,833	2,700,000	24,313,114	24,513,092	20,531,470	—	—	45,044,562

(1)	10/29/07 market closing price

Vermillion, Inc.	OUTSTANDING AND EXERCISABLE BY PRICE	Annex 2

		Option	Expiration	Remaining	Option	Shares	Shares
Name	Number	Date	Date	Life in Years	Price	Outstanding	Exercisable
Rathmann, James	000472	9/3/1998	6/6/2012	4.77	$4.5300	13,000.00	13,000.00	Pre IPO
Rathmann, James	000726	11/4/1999	6/4/2013	5.76	$9.6000	30,000.00	30,000.00	Pre IPO
Rathmann, James	000727	8/10/2000	6/4/2013	5.76	$9.6000	4,000.00	4,000.00	Pre IPO
Rathmann, James	000728	8/23/2001	6/4/2013	5.76	$9.6000	12,500.00	12,500.00
Rathmann, James	000912	6/6/2002	6/2/2014	6.75	$7.4700	12,500.00	12,500.00
Rathmann, James	000913	6/5/2003	6/2/2014	6.75	$7.4700	4,000.00	4,000.00
Rathmann, James	001226	6/5/2003	12/19/2015	8.30	$0.9000	150,000.00	125,000.00
Rathmann, James	288	6/5/2003	8/10/2010	2.94	$3.4880	8,600.00	8,600.00
Rathmann, James	450	6/3/2004	8/23/2011	3.98	$4.8600	10,000.00	10,000.00
Rathmann, James	461	6/3/2004	9/3/2008	1.01	$1.1628	8,600.00	8,600.00
Rathmann, James	462	6/8/2005	11/4/2009	2.18	$1.1628	8,600.00	8,600.00
Rathmann, James	NQ000569	6/8/2005	6/6/2016	8.77	$1.2000	12,500.00	12,500.00
Rathmann, James	NQ000570	12/20/2005	6/6/2016	8.77	$1.2000	10,000.00	10,000.00
Rathmann, James	NQ000571	6/7/2006	6/6/2016	8.77	$1.2000	18,000.00	18,000.00
Rathmann, James	NQ001236	6/7/2006	6/7/2015	7.77	$2.0600	12,500.00	12,500.00
Rathmann, James	NQ001237	6/7/2006	6/7/2015	7.77	$2.0600	13,000.00	13,000.00
Rathmann, James	NQ000655	9/13/2007	9/12/2017	9.95	$1.0200	40,500.00	6,750.00

Annex 3
Vermillion, Inc.

		Common Stock Shares and Underlying Common Stock Shares(2)

	Common
	Stock			Registered		Registered
	Outstanding	Registered		Prior to		Prior to		Proposed
	Prior to	Prior to		Form S-1		Form S-1	(3)	to be Registered
	8/29/07(1)	Form S-1		& Still Held		& Sold		in Form S-1
	(Bullet 1)	(Bullet 2)		(Bullet 3)		(Bullet 4)		(Bullet 5)

Shares Outstanding	39,263,842

Nonselling Stockholders & Nonaffiliates	21,504,281	14,456,999		14,456,999		—		—

Nonselling affiliates of the Company:
Directors:
Judy Bruner	—	125,500	(4)	125,500	(4)	—		—
James S. Burns	—	68,500	(4)	68,500	(4)	—		—
Michael J. Callaghan	—	—		—		—		—
Kenneth J. Conway	2,000	55,500	(4)	55,500	(4)	—		—
Rajen K. Dalal	—	114,000	(4)	114,000	(4)	—		—
John A. Young	139,440	229,200	(5)	229,200	(5)	—		—

Officers:
Eric T. Fung, M.D., Ph.D.	—	475,300	(4)	475,300	(4)	—		—
Stephen T. Lundy	—	400,000	(4)	400,000	(4)	—		—
Gail S. Page	28,820	1,510,000	(6)	1,510,000	(6)	—		—
William C. Sullivan	—	227,500	(4)	227,500	(4)	—		—
Debra A. Young	—	225,000	(4)	225,000	(4)	—		—

Known Investors:
Quest Diagnostics Inc.	6,225,000	—				—		—	(7)
Wellington Management Company, LLP	3,175,325	—		—		—		—

Total nonselling affiliates	9,570,585	3,500,500		3,500,500		—		—

Selling Stockholders & affiliates of Selling Stockholders:
James L. Rathmann and Falcon Technology Partners L.P.	2,606,163	340,700	(8)	340,700	(8)	—		3,214,285

Bio-Rad Laboratories Inc.	3,086,420	—		—		—		3,086,420

Fort Mason Master LP	—	—		—		—		4,024,715
Fort Mason Partners LP	—	—		—		—		261,000

Fort Mason Masters LP/Fort Mason Partners LP	—	—		—		—		4,285,715

Highbridge International LLC	—	5,663,249	(9)	5,663,249	(9)	—		9,857,142
Iroquois Master Fund Ltd	—	—		—		—		2,142,856

Kane & Co. (Baring Global Opportunities Fund)	—	—		—		—		14,220
BBH & Co. (OFI Opportunities Global Opportunities Fund)	—	—		—		—		56,340
IFT Co. (Russell Alpha Global Opportunities Fund)	—	—		—		—		45,180
IFT Co. (Russell Global Opportunities Fund)	—	—		—		—		637,387
BBH & Co. (Oppenheimer Global Opportunities Fund)	—	—		—		—		7,818,300

OppenheimerFunds, Inc.	—	—		—		—		8,571,427

Oppenheimer & Co. Inc.	—	—		—		—		1,011,000
Frank Kee Colen (Oppenheimer & Co. Inc. Employee)	—	—		—		—		216,000

Oppenheimer & Co. Inc. & Employees	—	—		—		—		1,227,000
								—

Phronesis Partners, L.P.	1,796,393	—		—		—		8,764,713
Rockmore Investor Master Fund Ltd	—	—		—		—		2,142,856
David I.J. Wang	700,000	—		—		—		642,855

Total Selling Stockholders & affiliates of Selling Stockholders	8,188,976	6,003,949		6,003,949		—		43,935,269

	39,263,842	23,961,448		23,961,448		—		43,935,269

(1)	Per comment 3 of the SEC’s comment letter dated 10/15/07, the calculation of the number of shares outstanding excludes shares of common stock underlying outstanding convertible securities, options or warrants.

(2)	Includes shares of common stock underlying warrants, options and senior convertibles notes outstanding.

(3)	To the Company’s knowledge, none of the securities listed in column 3 have been sold by the respective owners thereof.

(4)	Includes only shares of common stock issuable upon the exercise of outstanding options.

(5)	Includes 25,800 shares of common stock issued upon the exercise of options, 4,300 shares purchased in the IPO and 269,100 shares of common stock issuable upon the exercise of outstanding options. Assumes that shares sold were unregistered shares sold pursuant to an exemption from registration.

(6)	Includes award of 25,000 shares of common stock and 1,485,000 shares of common stock issuable upon the exercise of outstanding options.

(7)	Quest elected not to include in the Company’s Registration Statement on Form S-1 2,380,952 shares of common stock and 1,904,761 warrants exercisable for shares of common stock purchased in the Company’s private placement in August 2007.

(8)	Includes 8,600 shares of common stock issued upon the exercise of options, 4,300 shares purchased in the IPO and 327,800 shares of common stock issuable upon the exercise of outstanding options.

(9)	Includes 163,249 shares of common stock issuable upon the conversion of 4.50% senior convertible notes and 5,500,000 shares of common stock issuable upon the conversion of 7.0% senior convertible notes.